Exhibit 3.2

SERIES AGREEMENT
OF
MY INCOME PROPERTY, LLC - SERIES SLC SFR Pool 2021

A Delaware Series Limited Liability Company

THIS SERIES AGREEMENT (“Series Agreement”), is entered into as of February 18, 2021 (the “Effective Date”) by and between My Income Property, LLC, a Delaware series limited liability company (the “Company”), the undersigned Series Members (as defined in the Company Agreement), and MIP Manager, LLC, a Delaware limited liability company (the “Series Manager”), who desire to form and operate a new Series (as defined below) under the Company’s existing Delaware series limited liability company pursuant to the Delaware Limited Liability Company Act (the “Act”), under the terms and conditions set forth herein. The Company, the Series Members, and the Series Manager may also be referred to in this Series Agreement individually as a “Party” and collectively as the “Parties.” Any capitalized term not defined herein shall have the meaning ascribed to such term in the Company Agreement (as defined below).

RECITALS

WHEREAS, the Company was formed on January 25, 2021 upon the filing of the Company’s Certificate of Formation with the Office of the Secretary of the State of Delaware and upon the execution by the Series Members, on around the same date, of that certain series limited liability company agreement of the Company (the “Company Agreement”) attached hereto and incorporated herein as Exhibit A; and

WHEREAS, the Parties desire to create a new, separate Series (as defined below) pursuant to the terms of the Company Agreement, which Series shall acquire, own, and manage certain assets, including, without limitation, those assets listed on Schedule 1 hereto, separate from assets owned by the Company or associated with any other series as may be formed by the Company (“Series Assets”); and

WHEREAS, the Parties intend that the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to the Series and its Series Assets be enforceable against the assets of the Series and its Series Assets only, and not against the assets of the Company generally or any other series created under the Company Agreement; and

NOW THEREFORE, in consideration of the mutual promises and obligations contained herein, the Parties, intending to be legally bound, hereby agree as follows:

1.	Formation and Purpose.

a.             Formation. The Parties hereby create a new, separate series pursuant to the terms of the Company Agreement and the Series Agreement. The name of the separate series created hereunder is My Income Property, LLC - Series SLC SFR Pool 2021 (the “Series”).

b.             Term. The Series shall have a term of five (5) years. Such term may be extended in the sole and absolute discretion of the Series Manager for up to two (2) additional years. Notwithstanding the foregoing, the Series Manager may terminate the Series at any time prior to the expiration of the terms in the Series Manager’s sole and absolute discretion.

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c.              Purpose. The sole business of the Series is to engage in the following activities and exercise the following powers:

i.              purchase of Series Assets within the objectives of the Series;

ii.             transact any and all lawful business for which a Series may be formed under the Act in furtherance of the business objectives stated in the preceding paragraph; and

iii.             transact all business necessary, appropriate, advisable, convenient, or incidental to the foregoing provisions and objectives.

2.	Principal Place of Business; Qualification in Foreign Jurisdiction.

a.             Principal Place of Business. The principal office of the Series is 9811 W. Charleston Blvd., Suite 2-383, Las Vegas, NV 89117. The Series may locate its place of business at any other place as the Series Manager deems advisable; provided, that the Series shall at all times maintain a registered agent within the State of Delaware and the state of the Series’ principal place of business. The initial registered agent for service of process in Delaware is stated in the Company’s Certificate of Formation.

b.             Qualification in Foreign Jurisdiction. The Series Manager is authorized to execute and file on behalf of the Series all necessary or appropriate documents required to qualify the Series to transact or to continue to transact business within any state in which the nature of the activities or property ownership requires qualification.

3.	Management.

a.             Management of Series. The management of the Series shall be vested in the Series Manager. The Series Manager shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise, possessed by managers of a series limited liability company under the laws of the State of Delaware. The Series Manager shall have the authority to bind the Series to any legally binding agreement, including setting up and operating separate bank accounts on behalf of the Series.

b.             Powers of the Series Manager. The Series Manager is authorized to make all decisions as to (a) the purchase, sale, development, and disposition of the Series Assets; (b) the purchase or acquisition of other assets of all kinds; (c) the management of all or any part of the Series Assets; (d) the borrowing of money and the granting of security interests in the Series Assets; (e) the pre-payment, refinancing or extension of any loan affecting the Series Assets; (f) the compromise or release of any of the Series’ claims or debts; and (g) the employment of persons, firms or corporations for the operation and management of the Series’ business. In the exercise of its management powers, the Series Manager is authorized to execute and deliver (a) all contracts, conveyances, assignments leases, sub-leases, franchise agreements, licensing agreements, management contracts and maintenance contracts covering or affecting the Series Assets; (b) all checks, drafts and other orders for the payment of the Series’ funds; (c) all promissory notes, loans, security agreements and other similar documents; and (d) all other instruments of any other kind relating to the Series’  affairs, whether like or unlike the foregoing and (e) any other exclusive authority granted to a Series Manager under the Company Agreement.

c.             Actions Requiring Approval of the Series Members. Notwithstanding anything herein to the contrary, the following actions shall require the consent (whether by vote at a duly called meeting or action by written consent) of the Series Members holding a majority of the outstanding Units of the Series (the “Series Majority”):

i.               for the Company to merge or consolidate with or into, or convert into, another entity (but not to enter into a joint venture arrangement with another party);

ii.              the appointment of a replacement Series Manager as set forth in Section 3.h below; or

iii.             any other action submitted by the Series Manager to the Series Members for a vote.

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d.             Compensation and Fees.

i.               Compensation. The Series Manager shall be compensated for the management of the Series as follows:

(a)            A one-time fee equal to approximately six percent (6.0%) of the Capital Contributions as compensation for due diligence services in evaluating, investigation and discovering the Series Assets.

(b)           Performance fees, payable upon a dissolution or liquidation of the Series pursuant to Section 5 hereof, in amounts set forth in Sections 5.b.v and 5.b.vi below.

ii.              Expenses. The Series shall reimburse the Series Manager for all direct out-of-pocket expenses incurred by the Series Manager in managing the Series. Further, any Series Members or Affiliates of the Series Manager who incur out-of-pocket expenses on behalf of the Company shall also be reimbursed by the Series.

e.             Bookkeeping. The Series Manager shall maintain complete and accurate books of account of the Series’ affairs at the Series’ principal place of business or other agreed location. Such books shall be kept on such method of accounting as the Series Manager shall select. The Series’ accounting period shall be the calendar year.

f.              Officers. The Series Manager may, from time to time appoint officers of the Series (the “Officers”) and assign in writing titles (including, without limitation, President, Vice President, Chief Financial Officer and Secretary) to any such person. Unless the Series Manager decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Act, the assignment of such title constitutes the delegation to such person of the authorities and duties that are normally associated with that office, including, without limitation, the execution of documents, instruments and agreements in the name of and on behalf of the Series. Any delegation pursuant to this Section 3.e. may be revoked at any time by the Series Manager in writing.

g.             Exculpation and Indemnification. Except for acts of fraud or willful misconduct, to the fullest extent permitted by applicable law, the Series Manager and each Officer and employee of the Series, and the officers, directors and employees of the Series Manager and any authorized person on behalf of the Series (each of the foregoing an “Indemnified Person”) shall be indemnified, defended and held harmless by the Series from and against any and all claims, demands, liabilities, costs damages, expenses and causes of action of any nature whatsoever arising out of or incidental to any act performed or omitted to be performed by any one or more of such Indemnified Persons in connection with the business of the Series; provided, that an indemnity under this Section 3.f. shall be paid solely out of and to the extent of the assets of the Series, and shall not be a personal obligation of any Series Member. All judgments against the Series, the Series Manager or such Indemnified Persons where the Series provides indemnification must be satisfied from the assets of the Series.

h.             Removal. The Manager of the Company may remove or replace the Series Manager. Additionally, at a meeting called expressly for that purpose, a Series Manager may be removed at any time, for Good Cause, by the decision of such Series Members owning more than seventy-five percent (75%) of outstanding Units of the Series. For purposes of this Agreement, “Good Cause” shall include only the following:

i.               Committing any intentional fraud, deceit, gross negligence, willful misconduct or a wrongful taking with respect to the Series or any of its assets;

ii.              Acts of bad faith with respect to the Series Manager’s duties to the Series or its assets;

iii.            Death or disability wherein the Series Manager (or each of the members of the Manager with authority to Manage the Series) dies or becomes physically, mentally, or legally incapacitated such that it can no longer effectively function as the Series Manager or the dissolution, liquidation or termination of any entity serving as a Series Manager and no other member of the Series Manager is willing or able to effectively perform the Series Manager’s duties; or

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iv.            Disappearance wherein the Series Manager (or each of its members) fails to return phone calls and/or written correspondence (including email) for more than thirty days (30) without prior notice, or failure to provide the Series Members with new contact information.

A Series Manager’s vacancy shall be filled by the Manager or its designee, unless the Manager is the Series Manager and is the subject of the removal action, in which case the replacement Series Manager will be elected by a Series Majority at either a special meeting or by written consent. A Series Manager elected to fill a vacancy shall be elected for the un-expired term of its predecessor in office and shall hold office until expiration of such term and until its successor shall be elected and shall qualify or until its, resignation or removal.

4.	Series Members.

a.             Initial Capital Contributions. The Series Members shall make the initial capital contributions (the “Initial Capital Contributions”) to the Series as set forth in Exhibit B attached hereto (the “Schedule of Members”) as a condition of becoming a Series Member. For purposes of this Agreement, the term “Capital Contributions” shall mean the Initial Capital Contributions, plus any additional capital contributions made by the Series Members.

b.             Loans. Nothing in this Agreement shall prevent any Series Member or Series Manager from making secured or unsecured loans to the Series by agreement approved by such Series Manager, as the case may be, in order to provide for additional working capital of the Series.

c.             Units; Sale of Additional Units. Each Series Member’s interest in the Series is represented by units (“Units”) of membership interest (“Membership Interest”) each having identical rights and privileges, except as otherwise provided in this Series Agreement. An unlimited number of Units is hereby authorized. Outstanding Units shall be shown on the Schedule of Series Members kept with the Company’s registrar or transfer agent. Nothing in this Agreement prevents the Series Manager from selling additional Units in the Series in order to provide for additional working capital of the Series, including to existing Series Members or the Series Manager.

d.            Distributions of Distributable Cash. The Series Members may receive Distributable Cash from the Series. “Distributable Cash” shall mean net proceeds after the payment of certain liabilities, expenses or contractual obligations and sufficient working capital and related reserves. The Series Manager intends to operate the Series Assets of the Series in such a manner as to generate Distributable Cash for distribution to the Series Members. The Series Manager shall evaluate Distributable Cash quarterly or at more frequent intervals, in the Series Manager’s sole discretion. Distributable Cash shall be determined in the sole discretion of the Series Manager. Distributions of Distributable Cash to Series Members, when made, will be allocated among them in proportion to their Membership Interests in the Series. So long as the Series holds the Series Assets, the Series Manager will manage the Series so as to pay to the Series Members, on a pro rata basis, a quarterly distribution in the amount of the applicable Guaranteed Yield (as defined below). If the Yield (as defined below) is less than the Guaranteed Yield with respect to any quarter for which a distribution is payable to the Series Members hereunder, then the Series Manager shall advance to the Series sufficient funds to pay the applicable Guaranteed Yield. The Series Manager shall have the right to reimbursement for any sums advanced to pay the Guaranteed Yield.

e.             Withdrawal or Reduction of Series Members’ Contributions to Capital. Except as otherwise provided herein, a Series Member may not receive out of the Series’ property a return of any part of such Series Member’s capital contributions until all other liabilities of the Company have been paid or there remains property of the Company sufficient to pay such other liabilities. A Series Member shall not be entitled to demand or receive from the Series the liquidation of such Series Member’s Membership Interest in the Series until the Series is dissolved in accordance with the provisions hereof or other applicable provisions of the Act.

f.              Restrictions on Transferability. The Series Manager may refuse a transfer by any Series Member of all or any portion of its Units in the Series if such transfer would result in (a) the assets of the Series being deemed “plan assets” for purposes of ERISA, (b) a change of U.S. federal income tax treatment of the Company and/or the Series, or (c) the Company, the Series, the Membership Interests of the Series, or the Series Manager being subject to additional regulatory requirements. Furthermore, as the Units of the Series are not registered under the Securities Act of 1933, as amended (the “Securities Act”), transfers of Units of the Series may only be effected pursuant to exemptions under the Securities Act and as permitted by applicable state securities laws. Any transferee (including a donee) of any Units of the Series must be a person or entity which would have been qualified to purchase a Membership Interest in the original offering of such Membership Interest. No transferee may become a substituted Series Member without the consent of the Series Manager. A transferee who does not become a substituted Series Member will own an economic interest which entitles him or her only to the share of income or return of capital to which the transferor would be entitled.

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g.             Voluntary Transfer; Right of First Refusal. Subject to Section 4.f, in the event any Series Member (a “Selling Member”) wishes to sell all or any portion of its Units of the Series (the “Offered Interest”), such Selling Member must first present its offer to sell and proposed price (terms and conditions) in a Notice of Sale submitted in writing to the Series Manager. The Series Manager and/or the other Series Members shall have thirty (30) days to elect to purchase the entire Offered Interest, which shall be offered to each in the order of priority described below:

i.              First, the Series Manager (or its members) may elect (but shall not be required) to purchase the entire Offered Interest proposed for sale on the same terms and conditions as contained in the Notice of Sale.

ii.             Second, if the Series Manager (or its members) do not purchase the entire Offered Interest, than all or part of the Series Members (the “Purchasing Members”) may (but shall not be required to) purchase the entire Offered Interest on the same terms and conditions as contained in the Notice of Sale; the Purchasing Members will be given priority to purchase the Offered Interest on a pro rata basis before allowing existing Series Members to purchase disproportionate amounts;

iii.             Third, if the Series Members elect to purchase less than the entire Offered Interest, the Series Manager (or its members) may combine in any ratio to purchase the remaining Offered Interest, provided the overall purchase is of the entire Offered Interest and on the same terms and conditions as contained in the Notice of Sale; and

iv.            Fourth, in the event the Series Members and/or Series Manager (or its members) fail to respond within thirty (30) days of the Selling Member’s Notice of Sale, or if the Series Manager and/or Members expressly elect not to purchase the entire Selling Member’s Interest, the Selling Member shall have the right to sell its Interest to the third party on the same terms and conditions contained in the original Notice of Sale.

v.             Fifth, in the event the Selling Member receives or obtains a bona fide offer from a third party to purchase all or any portion of the Offered Interest, which offer it desires to accept, then prior to accepting such offer, the Selling Member shall give written notice (the Notice of Sale) of such offer to the Series Manager. The Notice of Sale shall set forth the material terms of such offer, including without limitation the identity of the third party, and the purchase price and terms of payment.

vi.            Sixth, if the terms are different than the original Notice of Sale offered to the Series Manager, the Selling Member must comply again with the terms of this Section 4.g (giving the Series Manager and the Series Members the first right to purchase the Offered Interest on the same terms and conditions offered by the third party) with respect to the existing offer and all subsequent third party offers.

vii.           If the Series Manager approves the sale of the Offered Interest to the third party, such sale must be completed within three (3) months of the Notice of Sale. If the sale to the third party is not consummated on the terms contained in the approved Notice of Sale within three (3) months following the date of the Notice of Sale, then the Selling Member must seek a renewed approval from the Series Manager, who may require that the Selling Member again comply with the first right of refusal provisions of this Section 4.g.

viii.          With respect to any purchase by the Series Members or the Series Manager (or its members) as described above, the Series Manager will automatically adjust (or cause to be adjusted) the Membership Interests of the Purchasing Members and Selling Members to reflect the respective number and class of Units transferred, and the Series Manager shall update (or cause to be updated) the list of Series Members and the number of Units held by each Series Member as appropriate to reflect such transfer.

In the event that the Series Manager (or its members) or the Series Members elect to purchase the Offered Interest as provided this Section 4.g, the cost of such transaction, including without limitation, recording fees, escrow fees, if any, and other fees, (excluding attorneys’ fees which shall be the sole expense of the party who retained them) shall be borne by the Selling Member. The Selling Member shall deliver all appropriate documents of transfer for approval by the Series Manager at least three (3) days prior to the closing of such sale for its review and approval. The Series Manager may deduct its costs of sale from Distributable Cash of the Selling Member, unless other reimbursement is received.

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5.	Dissolution.

a.              Authority to Dissolve Series. The Series Manager may dissolve the Series at any time once the Series Assets have been sold. The dissolution may only be ordered by the Series Manager or the Company, not by an owner of Series Membership Interests or by any Series Member of the Series.

b.              Distribution upon Dissolution. Upon dissolution of the Company, the Series Assets of the Series will be distributed as follows:

i.              First, to pay the creditors of the Series, including the Series Manager, any Series Member or third party who loaned or advanced money to the Series (excluding any amounts advanced or borrowed by the Series Manager to pay all or any portion of the Guaranteed Yield to the Series Members);

ii.             Thereafter, such amounts as the Series Manager deems necessary or appropriate (in its sole discretion) to establish reserves against anticipated or unanticipated Series liabilities

iii.             Thereafter, any amount of the Guaranteed Yield then owing to the Series Members;

iv.             Thereafter, any amounts advanced or borrowed by the Series Manager to pay all or any portion of the Guaranteed Yield to the Series Members;

v.             Thereafter, for any Yield between the Guaranteed Yield and ten percent (10%), fifteen (15%) to the Series Manager and eighty-five percent (85%) to the Series Members on a pro rata basis;

vi.             Thereafter, for any Yield exceeding ten percent (10%), fifty percent (50%) to the Series Manager and fifty percent (50%) to the Series Members on a pro rata basis.

For purposes of this Agreement, the term “Yield” shall mean the gross proceeds generated by a Series less Property Management Expenses divided by the aggregate Capital Contributions; “Guaranteed Yield” shall mean an amount equal to four percent (4%) per annum in the first year after the initial purchase and sale of a given Unit of this Series (the “Purchase Date”), four and one-half percent (4.5%) per annum in the second year after the initial Purchase Date, five percent (5%) per annum in the third year after the initial Purchase Date, five and one-half percent (5.5%) per annum in the fourth year after the initial Purchase Date, six percent (6%) per annum in the fifth year after the initial Purchase Date, and five percent (5%) per annum in each year thereafter; and “Property Management Expenses” shall mean the costs incurred in managing the Underlying Asset, including, but not limited to property management, taxes, maintenance, insurance, and utility costs.

6.	Redemption Plan

a.              At any time after one (1) year following the purchase of Interests, the holders of Interests may request redemptions of the Interests in accordance with this Section 6; provided, however, that the Company has the right, but not the obligation, to grant such request.

b.             The redemption price will be made at a price equal to the purchase price at which the Interests in that Series were purchased, less the pro rata amount (if any) paid to the Manager as compensation for due diligence services in evaluating, investigating and discovering the Series Assets (the “Redemption Price”). All redemption requests received will be paid in accordance with the terms set forth herein on the first day of each quarter or the first business day thereafter (“Redemption Payment Date”); provided Members must make a redemption request no less than ten (10) days prior to the Redemption Payment Date. Members may increase or decrease their redemption requests at any time prior to the Redemption Payment Date and may cancel or withdraw their redemption request for any reason at any time prior to the Redemption Payment Date. A Member making a redemption request would be entitled to receive any distributions made between the date of the redemption request and the Redemption Payment Date and such distributions will not affect the Redemption Price.

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c.              A Member requesting redemption will be responsible for reimbursing the Company for any third-party costs incurred as a result of the redemption request, including but not limited to, bank transaction charges, custody fees, and/or transfer agent charges. If the Company agrees to honor a redemption request, the Interests to be redeemed will cease to have voting rights as of the Redemption Effective Date.

7.	Miscellaneous Provisions.

a.              Agreement to be Bound. Each of the undersigned Parties agrees to be bound by the terms and provisions of this Series Agreement.

b.             Headings. The headings in this Series Agreement are included for convenience and identification only and are in no way intended to describe, interpret, define or limit the scope, extent, or intent of this Series Agreement or any provision hereof.

c.             Severability. Each provision of this Series Agreement is severable, and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality does not impair the operation of or affect those portions of this Series Agreement which are valid, enforceable and legal.

d.             Entire Agreement. This Series Agreement and the exhibit(s) to this Series Agreement constitute the entire agreement of the Parties with respect to the subject matter hereof. The exhibit(s) to this Series Agreement are incorporated into and made a part of this Series Agreement by reference. This Series Agreement is intended to be and shall constitute a legally binding document.

e.             Counterparts. This Series Agreement may be executed in any number of counterparts with the same effect as if all Parties had signed the same document.  All counterparts shall be construed together and shall constitute one instrument.

f.               Governing Law. This Series Agreement and the rights of the Parties hereunder shall be interpreted in accordance with the laws of the State of Delaware, all rights and remedies being governed by said laws, without regard to principles of conflict of laws.

g.             Amendments, Consents and Approvals. This Series Agreement may not be modified, altered, supplemented or amended except pursuant to a writing executed and delivered by the Company, the Manager and a Series Majority. All actions requiring the approval or consent of the Parties hereunder require the unanimous approval of the constituent partners of such Series Member.

h.             No Third-Party Beneficiary. Any agreement to pay any amount and any assumption of liability in this Series Agreement contained, express or implied, shall be only for the benefit of the Series Members and their respective heirs, successors, and permitted assigns, and such agreements and assumptions shall not inure to the benefit of the obliges of any indebtedness of any other party, whomsoever, deemed to be a third-party beneficiary of this Series Agreement.

[Remainder of Page Intentionally Left Blank; Signature Page Follows.]

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IN WITNESS WHEREOF, the Parties hereto have executed this Series Agreement, as of the Effective Date.

COMPANY

MY INCOME PROPERTY, LLC,
a Delaware Series Limited Liability Company

By: MIP Manager, LLC, its Manager

/s/ Benjamin Logan
By: Benjamin Logan, Manager

SERIES MANAGER

MIP MANAGER, LLC,
a Delaware Limited Liability Company

/s/ Benjamin Logan
By: Benjamin Logan, Manager

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SCHEDULE 1

Address	City	County	State	Zip	Rent	Purchase Price	Bed	Bath	Square Footage
1016 W Fox Hollow Drive	North Salt Lake	Davis	UT	84054	$2,350	$397,500	4	3	2,645
1814 W 2175 S	Syracuse	Davis	UT	84075	$2,305	$365,000	5	2.5	2,127
1068 W Windsor Drive	North Salt Lake	Davis	UT	84054	$2,295	$404,500	5	2.5	2,568
1587 S 2330 E	Spanish Fork	Utah	UT	84660	$2,250	$389,000	5	3	2,582
1288 N 2425 W	Layton	Davis	UT	84041	$2,250	$385,000	5	2.5	1,934
4615 W Ferguson Way	Cedar Hills	Utah	UT	84062	$2,200	$372,150	5	3.5	2,839
949 E 1100 S	Spanish Fork	Utah	UT	84660	$2,095	$357,000	5	3	2,150
1591 N 160 W	Layton	Davis	UT	84041	$2,095	$355,000	5	3	2,680
222 E 2450 S	Clearfield	Davis	UT	84015	$1,995	$312,000	6	3	2,708
1300 N 2425 W	Layton	Davis	UT	84041	$1,825	$304,500	5	3	2,520

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EXHIBIT A

COMPANY AGREEMENT

[See Attached]

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EXHIBIT B

SCHEDULE OF SERIES MEMBERS

[On file with the Company’s Registrar or Transfer Agent]

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